Exhibit 99.2

CONFIDENTIAL – 18122020_FINAL

LEANDRO:

Thank you and good morning, ladies and gentlemen. Welcome to today’s conference call to update you on our agreement to acquire BioTelemetry Inc. We appreciate that you could join our call on such short notice.

I am here with our CEO, Frans van Houten, our CFO, Abhijit Bhattacharya, and the Business Leader for Connected Care, Roy Jakobs. Our press release and the related information slide deck were published at 7:00 a.m. CET this morning. Both documents are available on our investor relations website. A full transcript of this conference call will be made available by end of today on our website.

On today’s call, Frans will take you through some opening remarks and after that, we will take your questions. Before we start, I would like to draw your attention to the forward-looking statements and additional legal information at the beginning of the presentation on slide 2.

With that, I would like to hand over to Frans.

CONFIDENTIAL – 18122020_FINAL

FRANS:

Thanks Leandro, and good morning to all of you. I hope that you and your families are keeping safe and well. I am excited to share some insights and the strategic rationale of our agreement to acquire BioTelemetry, the number 1 provider of ambulatory cardiac diagnostic and monitoring services.

As we explained during our recent Capital Markets Day, we have a clear strategy to be successful and to transform care along the health continuum combining smart systems, devices, informatics, data and services. This strategy strongly resonates with customers and has been further validated during the COVID-19 crisis. Moreover, we see increased interest in solutions which can help virtual working of care professionals as well as move care into the community. The acquisition of BioTelemetry is a strong fit with this strategy.

As depicted on slide 3 of the presentation published on our website, the combination of Philips’ leading patient monitoring position in the hospital with BioTelemetry’s leading cardiac diagnostics and monitoring position outside the hospital will result in a global leader in patient care management solutions for the hospital and ambulatory care for cardiac and other patients. Leveraging our collective expertise we will be in an optimal position to improve patient care across care settings for multiple diseases and medical conditions.

CONFIDENTIAL – 18122020_FINAL

Moving to slide 4. BioTelemetry has a market leading cardiac diagnostics and monitoring solution, comprised of wearable connected heart monitors, AI-based data analytics and state-of-the-art monitoring and services center. These clinically validated solutions are focused on the diagnosis and monitoring of heart rhythm disorders. With over 30,000 unique referring physicians, BioTelemetry provides services for over one million patients per year and has built the world’s largest remote cardiac monitoring services network. Additionally, BioTelemetry has a clinical research business that provides testing services for clinical trials.

On slide 5 of the presentation, you can see that BioTelemetry serves a USD 3+ billion market, growing high-single-digits. This growth is driven by an increasing prevalence of chronic diseases, the adoption of home monitoring and shift to out-of-hospital, and the acceleration of outcome oriented payment models.

On slide 6, you will find the main transaction highlights. Following the agreement, Philips will commence a tender offer to acquire all the issued and outstanding shares of BioTelemetry for 72.0 US dollars per share, to be paid in cash upon completion. This represents a 16.5% premium to BioTelemetry’s closing price on 17th December 2020. The implied enterprise value is approximately 2.3 billion euros, inclusive of BioTelemetry’s cash and debt.

The Board of Directors of BioTelemetry has approved the transaction and recommends the offer to its shareholders. Upon completion of the transaction, BioTelemetry and its approximately 1,900 employees will become part of Philips’ Connected Care business segment.

CONFIDENTIAL – 18122020_FINAL

The acquisition will be accretive to sales growth and adjusted EBITA margin in 2021. We target significant revenue synergies driven by channel cross-selling, geographical expansion and portfolio innovation synergies such as access to Philips’ HealthSuite digital platform. We will also drive expansion of BioTelemetry products and commercialization opportunities in new, adjacent therapeutic areas. Additionally, Philips will drive operational performance improvements through its proven productivity programs. The BioTelemetry business is expected to continue to grow double-digits and to improve Adjusted EBITA margin to over 20% by 2025.

Ladies and gentlemen, to wrap it up, BioTelemetry is a great strategic fit with the Philips’ Connected Care business. With this acquisition, we strengthen our presence in the large and growing cardiac monitoring market outside the hospital with a #1 position and with potential for further expansion. Moreover, we are building on our successful track record of integrating acquisitions, and rapidly improving growth and profitability.

We would also like to use this opportunity to welcome all the employees of BioTelemetry to Philips. Together, we will ensure the best possible future on our great journey to grow leadership in Health Technology.

With that, I am happy to take your questions along with Abhijit and Roy. Thank you.

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